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Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of	January 2004

Agnico-Eagle Mines Limited

(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date:	January 14, 2004	By:	/s/ DAVID GAROFALO David Garofalo Vice-President, Finance & Chief Financial Officer

News Release
Stock Symbols:	AEM (NYSE) AGE (TSX)	For further information: Barry Landen, V.P. Corporate Affairs Agnico-Eagle Mines Limited (416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS 2003 PRODUCTION;
FOURTH QUARTER PRODUCTION ON TARGET WITH
CASH OPERATING COSTS AHEAD OF TARGET;
COMPANY PROVIDES NOTICE OF RELEASE OF 2003 YEAR-END RESULTS

Toronto (January 14, 2004) — Agnico-Eagle Mines Limited today announced fourth quarter and full year 2003 production results. Gold production of 70,299 ounces in the fourth quarter was within the previously disclosed target range. However cash operating costs to produce an ounce of gold in the fourth quarter are estimated to be $170 to $180 per ounce, ahead of the previously announced objective of $210 to $230 per ounce, as byproduct metal production and prices were higher than projected. Including the El Coco royalty, total cash operating costs are estimated to be $210 to $220 per ounce, compared to the target range of $240 to $260 per ounce.

2003 Year-end Results

Agnico-Eagle will report its fourth quarter and year-end 2003 financial results on Wednesday, February 25, 2004, after market close. The Company will host a conference call on Thursday, February 26, 2004 at 11:00 a.m. (EST). Please phone 416-640-4127 at that time if you would like to participate or you can participate in a listen-only mode via the Company's website www.agnico-eagle.com. The replay phone number will be 1-877-289-8525, passcode 21031479#.

2003 Production Results

	Fourth Quarter		Year
	2003 (unaudited)	2002	2003 (unaudited)	2002
Tons of ore milled (000's)	627.0	537.9	2,448.6	1,963.1
Tons per day	6,815	5,847	6,708	5,378
Head grades:
Gold (oz./ton)	0.12	0.14	0.11	0.14
Silver (oz./ton)	2.22	2.32	2.16	2.35
Zinc (%)	2.87	3.74	3.10	4.14
Copper (%)	0.60	0.50	0.55	0.34
Mill recoveries (%):
Gold	91.79	92.97	91.41	93.14
Silver	85.80	80.60	82.60	80.60
Zinc	81.60	78.00	78.20	78.40
Copper	82.50	80.30	80.30	71.40
Payable production:
Gold (ounces)	70,299	75,235	236,653	260,183
Silver (ounces in thousands)	1,220	1,104	3,953	3,094
Zinc (pounds in thousands)	24,732	26,610	100,337	108,060
Copper (pounds in thousands)	5,749	3,984	20,131	8,927
Minesite operating cost per ton milled (C$)*	53-55	53	51-53	52
Realized prices per unit of production (US$)*:
Gold (per ounce)	395	318	369	312
Silver (per ounce)	5.27	4.51	5.07	4.61
Zinc (per pound)	0.43	0.34	0.38	0.34
Copper (per pound)	0.94	0.71	0.82	0.70
Cash operating costs ($/oz.)*	170-180	128	205-215	141
El Coco royalties ($/oz.)*	40	70	55	41

Total cash costs ($/oz.)*	210-220	198	260-270	182

*
These 2003 amounts represent preliminary estimated ranges and are subject to finalization of the Company's accounts and the year-end audit.

In comparison to the third quarter, significant operating improvements were achieved in terms of total ore hoisted and the proportion of ore extracted from the lower level higher gold grade mining horizons. Over 635,000 tons were hoisted from underground in the fourth quarter, an increase of 13% from the third quarter, with 627,000 tons processed by the mill for an average daily throughput rate of 6,815 tons per day, a 10% improvement over the third quarter. Productivity improved steadily throughout the fourth quarter with nearly 7,400 tons of ore per day processed in December as minesite operating costs averaged approximately C$49 per ton, in line with that budgeted for 2004.

Total ore hoisted from the lower level mining horizons increased by 26% over the third quarter to 457,000 tons, representing 73% of the overall ore production in the third quarter, compared to 64% in the third quarter. Productivity from the lower level mining horizons in the fourth quarter averaged approximately 5,000 tons of ore per day, in line with budgeted productivity for 2004.

Improving productivity in production drilling and blasting largely contributed to the improvement in ore production at depth. Productivity was also enhanced as more ore was extracted in the quarter from de-stressed secondary stopes in the quarter. In 2004, the proportion of ore from secondary stopes is expected to increase to 50% from 10% in 2003.

Reconciliation of grades and tonnage between the mill and the underground operations returned to normal levels. November was the first month since the start of mining operations at the Penna Shaft when 100% of the ore was sourced from Zone 20 North. November's reconciliation indicated an increase of 10% in ounces from the mill in comparison to underground muck sampling. Mill recoveries for all metals met expectations.

Higher Gold Production and Reduced Cash Costs Expected in 2004

As previously disclosed, a summary of the estimated metal production and cash operating costs together with the material assumptions used in the Company's estimates for 2004 follows:

Ore processed (000's tons)	2,555
Daily throughput rate (tons)	7,000
Grades:
Gold (oz./t)	0.13
Silver (oz./t)	2.50
Zinc (%)	3.40
Copper (%)	0.60
Payable metal production:
Gold (ozs.)	300,000
Silver (000's ozs.)	4,700
Zinc (000's lbs.)	120,000
Copper (000's lbs.)	24,000
Minesite operating costs (C$/ton)	49-51
Total cash operating costs ($/oz.)	155-165
Assumptions:
Gold ($/oz.)	340
Silver ($/oz.)	5.00
Zinc ($/lb.)	0.40
Copper ($/lb.)	0.85
C$/US$ exchange rate	1.30

LaRonde's total cash operating costs are expected to decline significantly in 2004 to a range of $155 to $165 per ounce, based on the assumptions and estimates above. The decline in total cash operating unit costs from those estimated for 2003 is attributable to the elimination of the El Coco royalty ($55 per ounce in 2003) and higher gold and byproduct silver production as well as increases in other byproduct metal production. In 2004, gold production is expected to increase

27% to 300,000 ounces while silver production is expected to increase 19% to 4.7 million ounces.

The estimated sensitivity of LaRonde's 2004 total cash operating costs to changes in metal prices and exchange rates follows:

Change in variable	Impact on total cash operating costs ($/oz.)
$0.10 in C$/US$	25
$0.50/oz. in silver	10
$0.05/lb. in zinc	14
$0.10/lb. in copper	4

Forward Looking Statements

This news release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in northwestern Québec and exploration and development activities in eastern Canada and the southwestern United States. Agnico-Eagle's LaRonde Mine in Québec is Canada's largest gold deposit. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 24 consecutive years.

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AGNICO-EAGLE REPORTS 2003 PRODUCTION; FOURTH QUARTER PRODUCTION ON TARGET WITH CASH OPERATING COSTS AHEAD OF TARGET; COMPANY PROVIDES NOTICE OF RELEASE OF 2003 YEAR-END RESULTS
About Agnico-Eagle